SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      ☐            No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      ☐            No      ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      ☐            No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Announces the Minutes of the 132ndBoard of Directors’ Meeting” dated on March 10, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 132nd Board of Directors’ Meeting

March 10, 2006 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:     (55-11) 3549-7200

Fax:     (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; March 10, 2006) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 132nd Board of Directors’ meeting held on March 09, 2006:

1. DATE, TIME AND PLACE OF THE MEETING: March 09, 2006, at 16:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – Chairman of the Board of Directors.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified, according to the Company’s bylaws.

4. RESOLUTIONS: According the bylaw’s modifications approved on the 22nd Extraordinary General Shareholders’ Meeting held on March 09, 2006, related to the composition of the Executive Board of the Company and modify their attributions, once the Committee for Nominations, Compensation and Corporate Governance, the Board of Directors has unanimously decided:

4.1) Elect to complement the current term that will expire on the date of the General Shareholders’ Meeting of 2007: (i) for the position of Vice-Presidency of Small and Medium Enterprises, Mr. José Antônio Gallego García, Spanish, married, with studies of Information Science, holder of the Identity Card RNE # V218152-2, with CPF # 812.100.190-00, resident in the city of São Paulo, state of São Paulo, with commercial address at Rua Martiniano de Carvalho 851, in replacement of Mr. Mariano Sebastian de Beer, in light of his resignation of the position (before denominated Vice-Presidency of Commercial Enterprises), in December 31,2005; (ii) for the position of Vice-Presidency of Wholesale Segment and Regulation, Mr. Bento José de Orduña Viegas Louro, Portuguese, married, economist, holder of the Identity Card RNE #W255468-W and the CPF/MF # 628.409.917-72, resident in the city of São Paulo, state of São Paulo, with commercial address at Rua Martiniano de Carvalho 851, will replace Mr. José Antônio Gallego Garcia that, according item (i) was elected for other Vice-Presidency.

The elected Director and Executive declare that they are not legally impaired to take office.

4.2) Taking into consideration the appointments approved on the 22nd Extraordinary General Shareholders’ Meeting held on March 09,2006, the Board of Directors ratifies the composition of the Executive Board, as follows: (a) President: Mr. Fernando Xavier Ferreira; (b) Vice-President of Financial Planning: Mr. Gilmar Roberto Pereira Camurra; (c) Chief Executive Officer: Mr. Stael Prata Silva Filho; (d) Vice-President of Management Control and Finance and Investor Relations Director: Mr. Pedro Lucas Antón Lázaro; (e) Vice-President of Network Services: Mr. Fábio

Silvestre Micheli; (f) Vice-President of Small and Medium Enterprises Segment: Mr. José Antônio Gallego Garcia; (g) Vice-President of Residential Segment: Mr: Odmar Geraldo Almeida Filho; (h) Vice-President of Human Resources: Ms: Françoise Trapenard; (i) Vice-President of Commercial and Administrative Services: Mr. Manuel José Benazet Wilkens; (j) Vice-President of Wholesale Segment and Regulation: Mr. Bento José de Orduña Viegas Louro.

At the end of the meeting, as there were no more topics to be discussed, these minutes were prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, March 09, 2006. Fernando Xavier Ferreira; José Maria Alvarez-Pallete López; Enrique Used Aznar; Eduardo Navarro de Carvalho; Javier Nadal Ariño; José Fernando de Almansa Moreno-Barreda, Juan Carlos Ros Brugueras; Luciano Carvalho Ventura; Luis Bastida Ibarguen; Manoel Luiz Ferrão de Amorim; Narcís Serra Serra; and the Secretary of the Board, João Carlos de Almeida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 10, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director